FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of February 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of immediate report filed by the Registrant with the Israeli Securities Authority on February 27, 2014

Tel Aviv, February 27, 2014 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announces in connection with the agreement into which Given Imaging Ltd. ("Given") entered  regarding the purchase of all of its shares by a company from the Covidien Group (the "Transaction") with respect to which Elron reported on December 7, 2013 and December 8 respectively, as follows:

1.
The Transaction was completed today within the framework of which all of the Given shareholdings of Elron and RDC Rafael Development Corporation Ltd ("RDC"), a 50.1% held subsidiary of Elron, were acquired.

2.	For the said shareholdings, Elron and RDC will receive consideration in the amount of approximately US $204 million and approximately US$80 million (US$61 million after tax) respectively.

3.
As a result of the completion of the Transaction, Elron will record a net gain (after tax) currently estimated in the amount of approximately US$106 million which includes its share in the gain RDC is expected to record in respect of the Transaction.

4.
Elron will record net deferred tax assets in the amount of approximately US$ 29 million (including tax reserve recorded in the books of RDC), mainly with respect to carryforward losses which are expected to be utilized as a result of the Transaction.

5.
The amounts of the abovementioned net gain are subject to changes in the carrying amount of the investment in Given in RDC's accounts between September 30, 2013 and the date of the Transaction's completion.

6.
It is noted that until the completion of the Transaction,  Given was 29.5% held by Elron (including an 8.3% holding by RDC, 50.1% held by Elron), and is 14.7% held by Discount Investment Corporation Ltd., which holds approximately 50.3% of Elron.

7.
There exists the possibility that Elron could become a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in 2014 as a result of Elron’s sale of its investment in Given, which could result in adverse tax consequences to Elron’s U.S. shareholders.  However, based on preliminary projections and analysis conducted by Elron and its advisors, there is a possibility that Elron may qualify for the “change in business exception” under Section 1298(b)(3) of the United States Internal Revenue Code and avoid being classified as a PFIC for 2014.  The determination of whether the change in business exception applies will be affected by several factors, including the amount of Elron’s passive income in 2014, Elron’s deployment of the proceeds from the Given sale, and Elron’s PFIC status in 2015 and 2016, many of which will not be determinable until after 2014.  Elron will continue to monitor its PFIC status and the potential application of the change in business exception.

8.
As a result of the Transaction, the credit line in the amount of $15 million granted to Elron by Silicon Valley Bank and as security for which shares of Given held by Elron were pledged, was cancelled.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  February 27, 2014